Menlo Therapeutics Inc.
200 Cardinal Way, 2nd Floor
Redwood City, CA 94063

VIA EDGAR	January 19, 2018

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Healthcare and Insurance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Chris Edwards / Erin Jaskot – Legal
Christine Torney / Jim Rosenberg – Accounting

Re:	Menlo Therapeutics Inc.
Registration Statement on Form S-1 (File No. 333-222324)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Menlo Therapeutics Inc. (the “Company”) hereby requests acceleration of effectiveness of its registration statement on Form S-1 (File No. 333-222324), to 4:30 p.m., Eastern Time, on January 22, 2018 or as soon as practicable thereafter.  By separate letter, the underwriters of the issuance of the securities being registered have joined in this request for acceleration.

The Company respectfully requests that it be notified of such effectiveness by a telephone call to Stephen Thau, our counsel at Morrison & Foerster LLP, at 650-813-5640.

Very truly yours,

Menlo Therapeutics Inc.

By:	/s/ Steven Basta
Name:	Steven Basta
Title:	President and Chief Executive Officer